                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _________)*


                           Transport Holdings, Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)


                             Class A Common Stock
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                   893855106
                         -----------------------------
                                (CUSIP Number)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

-------------------                               -----------------
CUSIP No. 893855106              13G              Page 2 of 4 Pages
-------------------                               -----------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College
--------------------------------------------------------------------------------
                                                         (a)             [_]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (b)             [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                       5.  SOLE VOTING POWER
     NUMBER OF                   239,700 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY        6.  SHARED VOTING POWER
     OWNED BY                    ----
       EACH         ------------------------------------------------------------
     REPORTING         7.  SOLE DISPOSITIVE POWER
      PERSON                     239,700 shares
       WITH         ------------------------------------------------------------
                       8.     SHARED DISPOSITIVE POWER
                                 ----
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                 239,700 shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 15.06%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
           EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------


Item 1(a) Name of Issuer:
                Transport Holdings, Inc.

     1(b) Address of Issuer's Principal Executive Offices:
                714 Main Street
                Fort Worth, TX 76102



Item 2(a) Name of Person Filing:
                President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none,
                Residence:
                c/o Harvard Management Company, Inc.
                600 Atlantic Avenue
                Boston, MA  02210

     2(c) Citizenship:
                Massachusetts

     2(d) Title of Class of Securities:
                Class A Common Stock

     2(e) CUSIP Number:
                893855106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                The reporting person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4(a) Amount beneficially owned:
                239,700 shares

     4(b) Percent of Class:
                15.06%

     4(c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                        239,700 shares


                               Page 3 or 4 Pages

          (ii)  shared power to vote or to direct the vote:

                        ---------

          (iii) sole power to dispose or to direct the disposition of:
                        239,700 shares

          (iv)  shared power to dispose or to direct the disposition of:

                        --------

Item 5  Ownership of Five Percent or less of a Class:
                Not Applicable.

Item 6  Ownership of more than Five Percent on behalf of another person:
                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                Not Applicable.

Item 9  Notice of Dissolution of Group:
                Not Applicable.

Item 10 Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                By: /s/ Jack Meyer
                                   ---------------------------
                                   Name: Jack Meyer
                                   Title:   President


December 5, 1996

                               Page 4 of 4 Pages